NB Finance, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

August 16, 2006

via EDGAR and facsimile
Mr. Don Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	NB Finance, Ltd. Form 20-F for the Fiscal Year Ended December 31, 2005 Filed June 16, 2006 File No. 333-49153

Dear Mr. Walker:

Thank you for your letter of August 3, 2006 We have reproduced your questions in this letter and included our responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 3. Key Information, page 4

Risk Factors, page 6

1.	In future filings, please consider risks related to foreign exchange and derivative volatility and revise as appropriate.

Response: In future filings we will include risk factors related to foreign exchange and derivative volatility.

Item 5. Operating and Financial Review and Prospects, page 9

Critical Accounting Policies, page 10

2.
You assert there are no critical accounting policies in connection with the preparation of your financial statements. Given your involvement in cross currency swaps to hedge the currency risk exposure of mortgage loans, please consider whether derivative valuation is a critical accounting policy when you prepare future filings.

Response: In future filings we will include a statement to the effect that derivative valuation is a critical accounting policy.

Item 8. Financial Information, page 13

Report of Independent Registered Charted Accountants

3.	Please amend your financial statements for this 20-F to include a signed auditor’s report. Refer to Rule 2-02(a) of Regulation S-X.

Response: We will file an amended annual report on Form 20-F to include a signed auditor’s report.

Note 2b. Recent accounting standards not yet adopted, page F-5

4.
Statements of comprehensive income prepared using either U.S. GAAP or home-country GAAP are required for both Item 17 ad Item 18 issuers. These statements may be presented in any format permitted by FAS 130. Reconciliation to U.S. GAAP is encouraged, but not required. Please revise future filings to provide a reconciliation of comprehensive income or advise us otherwise.

Response: Future filings will include a reconciliation of comprehensive income, when appropriate.

Note 4. Premium Paid or Discount Received on Mortgage Loan, page F-6

5.	In future filings, please consider the U.S. GAAP requirements in FAS 91 for amortization of loan origination fees and loan origination costs and revise the U.S. GAAP reconciliation as appropriate.

Response: Future filings will consider the requirements of FAS 91 with respect to the amortization of loan origination fees and loan origination costs

In addition, NB Finance, Ltd. (the "Company") acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *
We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

/s/ Jean Dagenais

Jean Dagenais
Chief Financial Officer

cc:	Dave Irving
Securities and Exchange Commission

Gil Cornblum
Dorsey & Whitney LLP